Form U-3A-2

                SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC
                        File Number 1-8946

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
      RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                   HOLDING COMPANY ACT OF 1935


              To Be Filed Annually Prior to March 1


                           CILCORP Inc.
                        (Name of Company)



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. CILCORP Inc. (the "Company") - Organized as a holding company. Incorporated in Illinois. Located in Peoria, Illinois. The Company has the following subsidiaries:

    Central Illinois Light Company ("CILCO") - Organized as a public utility to generate, transmit, distribute and sell electric energy and to purchase, distribute, transport and sell natural gas. (Incorporated in Illinois. Located in Peoria, Illinois). CILCO has two subsidiaries, both of which are Illinois corporations and located in Peoria, Illinois. The first of these, CILCO Exploration and Development Company, was organized to engage with others in joint ventures for the exploration and development of new or additional sources or supplies of natural gas or supplemental gas. The other, CILCO Energy Corporation, was organized to engage with others in a joint venture for research and development of new sources of energy, including conversion of coal and other minerals into gas.

    CILCORP Investment Management Inc. ("CIM") - Organized to administer the Company's investment policy and to manage its investment portfolio. (Incorporated in Illinois. Located in Peoria, Illinois.) Through its wholly-owned subsidiary CIM Energy Investments Inc. (Incorporated in Illinois. Located in Peoria, Illinois), CIM has a limited partnership interest in the Energy Investors Fund, L.P. ("Fund"). The Fund invests in non-regulated, non-utility facilities for the production of electricity or thermal energy. CIM holds a limited partnership interest in Illinois Equity Fund 1992 Limited Partnership, Illinois Equity Fund 1994 Limited Partnership and Illinois Equity Fund 1996 Limited Partnership, which invest in affordable housing projects in Illinois. CIM also holds a limited partnership interest in House Investments - Midwest Corporate Tax Audit Fund, L.P., House
    Investments - Midwest Corporate Tax Credit Fund II, L. P. and Banc One
    Tax Credit Fund III,    L. P., which invest in affordable housing
    projects. CIM owns 100% of the capital stock of the following corporations: CIM Leasing Inc., (Incorporated in Delaware. Located in Peoria, Illinois) which holds a leveraged lease investment in passenger railcars, a leveraged lease investment in a coal dragline located in Illinois, and a limited partnership interest in SunAmerica Affordable Housing Partners 51 which invests in affordable housing projects; CIM Air Leasing Inc., (Incorporated in Delaware. Located in Peoria, Illinois) which holds a partnership interest in a leveraged lease investment in a commercial aircraft and CILCORP Lease Management Inc. ("CLM"), (Incorporated in Delaware. Located in Peoria, Illinois). CLM was organized to enter into leveraged lease transactions. CLM directly holds one leveraged lease investment in an electric generating unit located in Arizona. CLM has the following wholly-owned subsidiaries with leveraged lease investments as indicated: CLM Inc.-IV (Incorporated in Delaware. Located in Peoria, Illinois) - an office building in California;
    CLM Inc.-VI (Incorporated in Delaware. Located in Peoria, Illinois) - an office building in Delaware; and CLM Inc.-VII and CLM Inc.-VIII (both of which are Delaware corporations and located in Peoria, Illinois) -
    24 wholesale club buildings in eight states.

    CILCORP Ventures Inc. ("CVI") - Organized to pursue investment opportunities in new ventures and to expand existing ventures. (Incorporated in Illinois. Located in Peoria, Illinois.) CVI has one wholly owned subsidiary: CILCORP Energy Services Inc. (Incorporated in Illinois. Located in Peoria, Illinois) which was formed to promote energy-related products and services in non-regulated markets.

    QST Enterprises Inc. ("QST"): Organized primarily to provide energy and related products and services in non-regulated retail and wholesale energy markets. (Incorporated in Illinois.  Located in Peoria,
    Illinois.)  QST conducts its business activities through the following
    direct or indirect wholly-owned subsidiaries:   QST Energy Inc.
    (Incorporated in Illinois. Offices in Peoria and Chicago, Illinois.) Provides energy and related products and services to retail energy customers nationwide who may choose QST Energy as an alternative to a regulated public utility; QST Energy Trading Inc. (Incorporated in Illinois. Offices in Peoria, Illinois and Houston, Texas, subsidiary of QST Energy) which purchases energy at wholesale from regulated utilities, power marketers, municipalities or other suppliers for sale to either QST Energy or to non-affiliated wholesale customers such as other marketers and regulated public utilities; QST Communications Inc. (Incorporated in Illinois.
    Located in Peoria, Illinois, subsidiary of QST), formerly the CILCORP FiberCom Inc. subsidiary of CVI which provides fiber optic and advanced Internet-based communications services to businesses and individuals in Central Illinois and Environmental Science & Engineering, Inc., ("ESE") organized to provide environmental consulting and analytical services. Formerly a first-tier subsidiary of CILCORP, ESE became a first-tier subsidiary of QST on October 29, 1996. (Incorporated in Delaware.
    Corporate offices located in Peoria, Illinois.) ESE has nine wholly-owned subsidiaries: Keck Instruments (Incorporated in Michigan. Located in Williamston, Michigan), which manufactures geophysical instruments used in environmental applications; Chemrox, Inc.
    (Incorporated in Connecticut. Located in Shelton, Connecticut), which formerly manufactured products and provided engineering services for the safe use and control of ethylene oxide and chlorofluorocarbons; ESE Biosciences, Inc. (Incorporated in Delaware. Located in Raleigh, North Carolina), whose on-site biological treatment of contaminated soil and groundwater is now performed by ESE, and is now maintained to preserve the name; ESE Architectural Services, Inc. (Incorporated in Illinois. Located in Peoria, Illinois), which provides architectural services in Illinois; National Professional Casualty Co. (Incorporated in Vermont. Located in Peoria, Illinois), provides professional and pollution liability insurance to ESE; ESE International Ltd. (Incorporated in Illinois. Located in Peoria, Illinois), which provides engineering and consulting services in foreign countries; ESE Michigan, Inc.
    (Incorporated in Michigan. Located in Williamston, Michigan), which formerly conducted business as ESE Environmental Science & Engineering
    Inc. and is now maintained to preserve the name; Keck Consulting
    Services, Inc. (Incorporated in Michigan) which is maintained to preserve the name and ESE Land Corporation (Incorporated in Illinois. Located in Fountain Valley, California) organized to purchase distressed parcels of real estate for resale. In addition, ESE owns a minority interest in ESE Ohio, Inc. (Incorporated in Illinois. Located in Miamisburg, Ohio) which provides professional engineering services in the State of Ohio.
    ESE is also a member of DSE Environmental, LLC. (Organized in Illinois. Located in Pennsylvania), organized to perform large-scale environmental remediation projects.


    ESE Land Corporation has two wholly-owned subsidiaries: ESE Placentia Development Corporation (Organized in Illinois. Located in California). and Savannah Resources Corp. (Incorporated in California. Located in Fountain Valley, California), each organized to purchase environmentally distressed parcel of real estate for resale. ESE Land Corporation is a member of ELC Makena I L.L.C. (Organized in California. Located in Fountain Valley, California), North Shore at Mandalay Bay,
    L.L.C. (Organized in California. Located in Fountain Valley, California), and Palm City Developers L.L.C. (Organized in Nevada. Located in
    Fountain Valley, California), each organized to purchase an environmentally distressed parcel of real estate for resale.

2. CILCORP Inc. is a holding company and has no properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas. Its only public utility subsidiary, CILCO, organized in 1913, is engaged in the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO renders electric service to retail customers in 138 communities in Illinois. CILCO renders gas service to customers in 129 communities in Illinois.

    Electric Operations:

    At December 31, 1996, CILCO owned and operated two steam-electric generating plants and two combustion turbine-generators and a gas-fired cogeneration plant, all of which are located in the State of Illinois.
    These facilities had an available summer capability of 1,152,000 kilowatts in 1996. The two major generating facilities of CILCO (representing 96% of CILCO's available summer capability projected for
    1997), all of which are fueled with coal are as follows:
                                        Available Capability
                                             (Summer)
                                               Actual
      Station & Unit                             1996

      Duck Creek Unit 1                       366,000
      E. D. Edwards -
        Unit 1                                117,000
        Unit 2                                262,000
        Unit 3                                361,000

     CILCO's transmission system (all of which is located in the State of Illinois and none of which delivers or receives electric energy at the state border) includes 285 circuit miles operating at 138,000 volts and 48 circuit miles operating at 345,000 volts and includes 14 principal substations with an installed capacity of 3,364,200 kilovolt-amperes. CILCO's electric distribution systems (all of which are located in the State of Illinois) include approximately 6,212 pole and tower miles of overhead lines and 1,976 miles of underground distribution cables. The distribution systems also include 105 substations with an installed capacity of 2,007,860 kilovolt-amperes.

     Natural Gas Operations:

     CILCO's gas systems aggregate approximately 3,541 miles of transmission and distribution mains (all of which are located in the State of Illinois and none of which delivers or receives gas at the state border). CILCO has an underground gas storage facility located near Glasford, Illinois which has a present recoverable capacity of approximately 4,500,000 Mcf with daily withdrawal capacity of up to approximately 120,000 Mcf, depending on field pressure. An additional storage field near Lincoln, Illinois has a present recoverable capacity of approximately 5,200,000
     Mcf with a daily withdrawal capacity of up to approximately 45,000 Mcf, depending on field pressure.


3. The following information provides electric and gas data for CILCO for the year ended December 31, 1996:

        a.  Number of Kwh of electric energy sold:
                Retail            5,425,012,877
                Wholesale           746,957,600

             Number of Mcf of natural or manufactured gas distributed:
                 Retail                    32,154,113
                 Transported Gas           20,702,685

        b. Number of Kwh of electric energy distributed at retail outside of Illinois:
                None

             Number of Mcf of natural or manufactured gas distributed at retail outside of Illinois:
                None


        c. Number of Kwh of electric energy sold at wholesale outside Illinois, or at the state line:
                None

             Number of Mcf of natural or manufactured gas sold at wholesale outside Illinois, or at the state line:
                None

        d. Number of Kwh of electric energy purchased outside of Illinois, or at the state line:
                None

            Number of Mcf of natural or manufactured gas purchased outside of Illinois, or at the state line:

            During 1996, CILCO purchased 39,506,628 Mcf of natural gas under arrangements with pipeline suppliers. The bulk of this gas was purchased on the spot market and was transported to CILCO's service territory by those suppliers.


4. The Company does not hold any interest in an exempt wholesale generator or foreign utility company.

    Exhibit A. Consolidating statement of income and surplus of the claimant and its subsidiary companies for the year ended December 31, 1996 and a consolidating balance sheet of claimant and its subsidiary companies as of December 31, 1996.

    Exhibit B. Financial Data Schedule.


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1997.

                                CILCORP Inc.



                                By ____________________
                                   R. O. Viets, President and
                                   Chief Executive Officer
Attest:




John G. Sahn, Secretary



     All notices and correspondence concerning this statement should be addressed to:
                John G. Sahn, Secretary
                CILCORP Inc.
                300 Hamilton Boulevard, Suite 300
                Peoria, IL  61602